                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C.  20549


                      ____________________________________

                                  SCHEDULE 13G

                        Information Statement pursuant to
                              Rule 13d-1 and 13d-2

                      ____________________________________


                             Dot Hill Systems Corp.
                             ----------------------
                                (Name of Issuer)


                         COMMON STOCK ($0.01 par value)
                         ------------------------------
                         (Title of Class of Securities)


                                    25848T109
                                    ---------
                                 (CUSIP Number)

                                December 18, 2002
             (Date of event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                               [  ] Rule 13d-1(b)

                               [ X] Rule 13d-1(c)

                               [  ] Rule 13d-1(d)


                         (Continued on following pages)

                              (Page 1 of 17 Pages)

                                                            Page 2 of 17 Pages
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Omicron Master Trust
--------------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX
     IF A MEMBER OF A GROUP                             (a)   [  ]
                                                        (b)   [  ] (See Item 6)
--------------------------------------------------------------------------------

3.     SEC USE ONLY
--------------------------------------------------------------------------------

4.     CITIZENSHIP OR PLACE OF ORGANIZATION:     Bermuda
--------------------------------------------------------------------------------

                           5. SOLE  VOTING  POWER
 NUMBER  OF  SHARES           None.
BENEFICIALLY  OWNED  BY    6. SHARED  VOTING  POWER
        EACH                  1,476,922 shares of Common Stock of the Issuer (see Item 4(a))
      REPORTING            7. SOLE  DISPOSITIVE  POWER
     PERSON WITH              None.
                           8. SHARED  DISPOSITIVE  POWER
                              1,476,922 shares of Common Stock of the Issuer (see Item 4(a))
--------------------------------------------------------------------------------
9.    AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      1,476,922 shares of Common Stock of the Issuer (see Item 4(a))
--------------------------------------------------------------------------------

10.   CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (9)  EXCLUDES
      CERTAIN  SHARES                                                    [  ]
--------------------------------------------------------------------------------

11.   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (9)
                         5.9% (See Item 4(a))
--------------------------------------------------------------------------------

 12.  TYPE  OF  REPORTING  PERSON
      PN
--------------------------------------------------------------------------------



                                                             Page 3 of 17 Pages
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Omicron Capital, L.P.
     52-2057093
--------------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX
     IF A MEMBER OF A GROUP                             (a)   [  ]
                                                        (b)   [  ] (See Item 6)
--------------------------------------------------------------------------------

3.     SEC USE ONLY
--------------------------------------------------------------------------------

4.     CITIZENSHIP OR PLACE OF ORGANIZATION:    Delaware
--------------------------------------------------------------------------------

                           5. SOLE  VOTING  POWER
 NUMBER  OF  SHARES           None.
BENEFICIALLY  OWNED  BY    6. SHARED  VOTING  POWER
        EACH                  None.
      REPORTING            7. SOLE  DISPOSITIVE  POWER
     PERSON WITH              None.
                           8. SHARED  DISPOSITIVE  POWER
                              1,476,922 shares of Common Stock of the Issuer (see Item 4(a))

--------------------------------------------------------------------------------
9.    AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      1,476,922 shares of Common Stock of the Issuer (see Item 4(a))

--------------------------------------------------------------------------------

10.   CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (9)  EXCLUDES
      CERTAIN  SHARES                                                    [  ]
--------------------------------------------------------------------------------

11.   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (9)
                         5.9% (See Item 4(a))
--------------------------------------------------------------------------------

 12.  TYPE  OF  REPORTING  PERSON
      PN
--------------------------------------------------------------------------------


                                                            Page 4 of 17 Pages
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Omicron Capital, Inc.
     52-2032702
--------------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX
     IF A MEMBER OF A GROUP                             (a)   [  ]
                                                        (b)   [  ] (See Item 6)
--------------------------------------------------------------------------------

3.     SEC USE ONLY
--------------------------------------------------------------------------------

4.     CITIZENSHIP OR PLACE OF ORGANIZATION:     Delaware
--------------------------------------------------------------------------------

                           5. SOLE  VOTING  POWER
 NUMBER  OF  SHARES           None.
BENEFICIALLY  OWNED  BY    6. SHARED  VOTING  POWER
        EACH                  None.
      REPORTING            7. SOLE  DISPOSITIVE  POWER
     PERSON WITH              None.
                           8. SHARED  DISPOSITIVE  POWER
                              1,476,922 shares of Common Stock of the Issuer (see Item 4(a))

--------------------------------------------------------------------------------
9.    AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      1,476,922 shares of Common Stock of the Issuer (see Item 4(a))

--------------------------------------------------------------------------------

10.   CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (9)  EXCLUDES
      CERTAIN  SHARES                                                    [  ]
--------------------------------------------------------------------------------

11.   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (9)
                         5.9% (See Item 4(a))
--------------------------------------------------------------------------------

 12.  TYPE  OF  REPORTING  PERSON
      CO
--------------------------------------------------------------------------------


                                                           Page 5 of 17 Pages
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Bruce Bernstein
--------------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX
     IF A MEMBER OF A GROUP                             (a)   [  ]
                                                        (b)   [  ] (See Item 6)
--------------------------------------------------------------------------------

3.     SEC USE ONLY
--------------------------------------------------------------------------------

4.     CITIZENSHIP OR PLACE OF ORGANIZATION:    United States of America
--------------------------------------------------------------------------------

                           5. SOLE  VOTING  POWER
 NUMBER  OF  SHARES           None.
BENEFICIALLY  OWNED  BY    6. SHARED  VOTING  POWER
        EACH                  None.
      REPORTING            7. SOLE  DISPOSITIVE  POWER
     PERSON WITH              None.
                           8. SHARED  DISPOSITIVE  POWER
                              1,476,922 shares of Common Stock of the Issuer (see Item 4(a))
--------------------------------------------------------------------------------
9.    AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      1,476,922 shares of Common Stock of the Issuer (see Item 4(a))

--------------------------------------------------------------------------------

10.   CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (9)  EXCLUDES
      CERTAIN  SHARES                                                    [  ]
--------------------------------------------------------------------------------

11.   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (9)
                         5.9% (See Item 4(a))
--------------------------------------------------------------------------------

 12.  TYPE  OF  REPORTING  PERSON
      IN
--------------------------------------------------------------------------------



                                                           Page 6 of 17 Pages
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Olivier Morali
--------------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX
     IF A MEMBER OF A GROUP                             (a)   [  ]
                                                        (b)   [  ] (See Item 6)
--------------------------------------------------------------------------------

3.     SEC USE ONLY
--------------------------------------------------------------------------------

4.     CITIZENSHIP OR PLACE OF ORGANIZATION:  France
--------------------------------------------------------------------------------

                           5. SOLE  VOTING  POWER
 NUMBER  OF  SHARES           None.
BENEFICIALLY  OWNED  BY    6. SHARED  VOTING  POWER
        EACH                  None.
      REPORTING            7. SOLE  DISPOSITIVE  POWER
     PERSON WITH              None.
                           8. SHARED  DISPOSITIVE  POWER
                              1,476,922 shares of Common Stock of the Issuer (see Item 4(a))

--------------------------------------------------------------------------------
9.    AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      1,476,922 shares of Common Stock of the Issuer (see Item 4(a))

--------------------------------------------------------------------------------

10.   CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (9)  EXCLUDES
      CERTAIN  SHARES                                                    [  ]
--------------------------------------------------------------------------------

11.   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (9)
                         5.9% (See Item 4(a))
--------------------------------------------------------------------------------

 12.  TYPE  OF  REPORTING  PERSON
      IN
--------------------------------------------------------------------------------



                                                           Page 7 of 17 Pages
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Winchester Global Trust Company Limited
--------------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX
     IF A MEMBER OF A GROUP                             (a)   [  ]
                                                        (b)   [  ] (See Item 6)
--------------------------------------------------------------------------------

3.     SEC USE ONLY
--------------------------------------------------------------------------------

4.     CITIZENSHIP OR PLACE OF ORGANIZATION:    Bermuda
--------------------------------------------------------------------------------

                           5. SOLE  VOTING  POWER
 NUMBER  OF  SHARES           None.
BENEFICIALLY  OWNED  BY    6. SHARED  VOTING  POWER
        EACH                  1,476,922 shares of Common Stock of the Issuer (see Item 4(a))
      REPORTING            7. SOLE  DISPOSITIVE  POWER
     PERSON WITH              None.
                           8. SHARED  DISPOSITIVE  POWER
                              1,476,922 shares of Common Stock of the Issuer (see Item 4(a))
--------------------------------------------------------------------------------
9.    AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      1,476,922 shares of Common Stock of the Issuer (see Item 4(a))

--------------------------------------------------------------------------------

10.   CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (9)  EXCLUDES
      CERTAIN  SHARES                                                    [  ]
--------------------------------------------------------------------------------

11.   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (9)
                         5.9% (See Item 4(a))
--------------------------------------------------------------------------------

 12.  TYPE  OF  REPORTING  PERSON
      CO
--------------------------------------------------------------------------------



                                                           Page 8 of 17 Pages
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Oskar P. Lewnowski
--------------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX
     IF A MEMBER OF A GROUP                             (a)   [  ]
                                                        (b)   [  ] (See Item 6)
--------------------------------------------------------------------------------

3.     SEC USE ONLY
--------------------------------------------------------------------------------

4.     CITIZENSHIP OR PLACE OF ORGANIZATION:   Austria
--------------------------------------------------------------------------------

                           5. SOLE  VOTING  POWER
 NUMBER  OF  SHARES           None.
BENEFICIALLY  OWNED  BY    6. SHARED  VOTING  POWER
        EACH                  1,476,922 shares of Common Stock of the Issuer (see Item 4(a))
      REPORTING            7. SOLE  DISPOSITIVE  POWER
     PERSON WITH              None.
                           8. SHARED  DISPOSITIVE  POWER
                              1,476,922 shares of Common Stock of the Issuer (see Item 4(a))
--------------------------------------------------------------------------------
9.    AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      1,476,922 shares of Common Stock of the Issuer (see Item 4(a))

--------------------------------------------------------------------------------

10.   CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (9)  EXCLUDES
      CERTAIN  SHARES                                                    [  ]
--------------------------------------------------------------------------------

11.   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (9)
                         5.9% (See Item 4(a))
--------------------------------------------------------------------------------

 12.  TYPE  OF  REPORTING  PERSON
      IN
--------------------------------------------------------------------------------

                                                            Page 9  of 17 Pages

ITEM 1(a).     NAME OF REPORTING PERSON

               Dot  Hill  Systems  Corp.,  Inc.  (the  "Issuer")

ITEM 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

               6305  El  Camino  Real
               Carlsbad,  California  92009

ITEM 2(a).     NAMES OF PERSON FILING.

               Omicron  Master  Trust  ("Omicron  Trust")
               Omicron  Capital,  L.P.  ("Omicron  Capital")
               Omicron  Capital,  Inc.  ("OCI")
               Bruce  Bernstein  ("Bernstein")
               Olivier  Morali  ("Morali")
               Winchester Global Trust Company Limited ("WGTCL") Oskar P. Lewnowski ("Lewnowski")

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR IF NONE, RESIDENCE. THE ADDRESS OF THE PRINCIPAL BUSINESS OFFICE IS:

               Omicron Trust - c/o Olympia Capital International Inc., Williams House, 20 Reid Street, Hamilton HM11, Bermuda

               Omicron Capital - 153 E. 53rd Street, 48th Floor, New York, New York 10022

               OCI  -  153  E. 53rd Street, 48th Floor, New York, New York 10022

               Bernstein - 153 E. 53rd Street, 48th Floor, New York, New York 10022

               Morali - 153 E. 53rd Street, 48th Floor, New York, New York 10022

               WGTCL - c/o Winchester Fiduciary Limited, Williams House, 20 Reid Street, Hamilton HM11, Bermuda

               Lewnowski - c/o Winchester Fiduciary Limited, Williams House, 20 Reid Street, Hamilton HM11, Bermuda

ITEM 2(c).     CITIZENSHIP.

               Omicron  Trust  -  Bermuda
               Omicron  Capital  -  Delaware
               OCI  -  Delaware

                                                            Page 10  of 17 Pages


               Bernstein  -  United  States  of  America
               Morali  -  France
               WGTCL  -  Bermuda
               Lewnowski  -  Austria

ITEM 2(d).     TITLE OF CLASS OF SECURITIES.
               Common Stock, $0.01 par value per share of the Issuer (the "Common Stock")

ITEM 2(e).     CUSIP NUMBER.
               640656104

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:
               This statement is filed pursuant to Rule 13d-1(c) by Omicron Trust, Omicron Capital, OCI, Bernstein, Morali, WGTCL and Lewnowski.

ITEM 4.        OWNERSHIP.

     (a)       Amount Beneficially Owned:

               Omicron  Trust:  1,476,922  shares*
               Omicron  Capital:  1,476,922  shares*
               OCI:  1,476,922  shares*
               Morali:  1,476,922  shares*
               Bernstein:  1,476,922  shares
               WGTCL:  1,476,922  shares*
               Lewnowksi:  1,476,922  shares*

     (b)       Percent of Class:

               Omicron  Partners:  5.9%
               Omicron  Capital:  5.9%
               OCI:  5.9%
               Bernstein:  5.9%
               Morali:  5.9%
               WGTCL:  5.9%
               Lewnowski:  5.9%

               (based on25,164,848 shares of Common Stock of the Issuer issued and outstanding as of September 30, 2002 as stated in the Issuer's most recent Form 10-Q)

     (c)       Number of Shares as to which the Person has:

                         Omicron Trust, WGTCL and Lewnowski:
                         ----------------------------------

                                                            Page 11  of 17 Pages

               (i)  sole  power  to  vote  or  to  direct
               the  vote:
               none

               (ii)  shared  power  to  vote  or  to  direct  the  vote:
               1,476,922  shares  of  Common  Stock:*

               (iii) sole power to dispose or to direct the disposition of:
               none

               (iv) shared power to dispose or to direct the disposition of:
               1,476,922  shares  of  Common  Stock*

               Omicron  Capital,  OCI,  Bernstein  and  Morali:
               ------------------------------------------

               (i)  sole  power  to  vote  or  to  direct
               the  vote:
               none

               (ii)  shared  power  to  vote  or  to  direct  the  vote:
               none

               (iii) sole power to dispose or to direct the disposition of:
               none

               (iv) shared power to dispose or to direct the disposition of:
               1,476,922  shares  of  Common  Stock*

*Omicron Capital serves as investment manager to Omicron Trust. By reason of such relationship, Omicron Capital may be deemed to share dispositive power over the shares of Common Stock owned by Omicron Partners. Omicron Trust disclaims beneficial ownership of the shares of Common Stock listed as beneficially owned by Omicron Trust or any other person reporting on this Schedule.

OCI serves as general partner of Omicron Capital. By reason of such relationship, OCI may be deemed to share dispositive power over the shares of Common Stock listed as beneficially owned by Omicron Capital. OCI disclaims beneficial ownership of the shares of Common Stock listed as beneficially owned by Omicron Capital or any other person reporting on this Schedule.

Morali serves as president and a director and is a stockholder of OCI. By reason of such relationships, Morali may be deemed to share dispositive power over the shares of Common Stock listed as beneficially owned by OCI. Morali disclaims beneficial ownership of the shares of Common Stock listed as beneficially owned by OCI or any other person reporting on this Schedule.

                                                            Page 12  of 17 Pages

Bernstein serves as an officer of OCI. By reason of such relationships, Bernstein may be deemed to share dispositive power over the shares of Common Stock listed as beneficially owned by OCI. Bernstein disclaims beneficial ownership of the shares of Common Stock listed as beneficially owned by OCI or any other person reporting on this Schedule.

WGTCL serves as trustee of Omicron Trust. By reason of such relationship, WGTCL may be deemed to shares voting and dispositive power over the shares of Common Stock listed as beneficially owned by Omicron Trust. WGTCL disclaims beneficial ownership of the shares of Common Stock listed as beneficially owned by Omicron Trust or any other person reporting on this Schedule.

WGTCL may be deemed to be controlled by Lewnowski. By reason of such control, Lewnowski may be deemed to share voting and dispositive power over the shares of Common Stock listed as beneficially owned by WGTCL. Lewnowski disclaims beneficial ownership of the shares of Common Stock listed as beneficially owned by WGTCL.

Certain of the shares of Common Stock reported as beneficially owned are shares that Omicron Trust has the right to acquire upon exercise of warrants to purchase Common Stock held by Omicron Trust. Omicron Capital, OCI, Bernstein, Morali, WGTCL and Lewnowski each disclaims beneficial ownership of such shares of Common Stock.

Of the shares of Common Stock reported as beneficially owned, 246,153 shares of Common Stock are shares which Omicron Trust has the right to acquire upon exercise of warrants of the Issuer.

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
            Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON. Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
            Not applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
            Not applicable.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.
            Not applicable.

ITEM 10.     CERTIFICATION.

             By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were

                                                            Page 13 of 17 Pages

             not acquired and are not held in connection with or as a participant in any transaction which could have that purpose or effect.



EXHIBITS:    Exhibit I:   Joint Filing Agreement, dated as of February 7, 2003,
             by  and  among  Omicron  Trust,  Omicron Capital, OCI, Bernstein,
             Morali,  WGTCL  and  Lewnowski.

                                                            Page 14 of 17 Pages


                                    SIGNATURE

          By signing below each signatory certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Date: February 7, 2003

OMICRON MASTER TRUST
By: OMICRON CAPITAL, L.P., Investment Manager
By: OMICRON CAPITAL, INC., General Partner

By: /s/ Bruce Bernstein
----------------------------
Bruce Bernstein, President


OMICRON CAPITAL, L.P.
By: OMICRON CAPITAL, INC., General Partner


By: /s/ Bruce Bernstein
----------------------------
Bruce Bernstein, President

OMICRON CAPITAL, INC.


By: /s/ Bruce Bernstein
----------------------------
Bruce Bernstein, President


/s/ Bruce Bernstein
----------------------------
Bruce Bernstein


/s/ Olivier Morali
----------------------------
Olivier Morali

                                                            Page 15 of 17 Pages


WINCHESTER GLOBAL TRUST COMPANY LIMITED

By: /s/ Oskar P. Lewnowksi
----------------------------
Oskar P. Lewnowski, Chairman


/s/ Oskar P. Lewnowksi
---------------------------
Oskar P. Lewnowski

                                                            Page 16 of 17 Pages


                                    Exhibit I



                             JOINT FILING AGREEMENT

     This will confirm the agreement by and among the undersigned that the amendment to Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, $.01 par value, of Dot Hill Systems Corp., a Delaware corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of February 7, 2003

OMICRON MASTER TRUST
By: OMICRON CAPITAL, L.P., Investment Manager
By: OMICRON CAPITAL, INC., General Partner

By: /s/ Bruce Bernstein
----------------------------
Bruce Bernstein, President

OMICRON CAPITAL, L.P.
 By: OMICRON CAPITAL, INC., General Partner

By: /s/ Bruce Bernsein
----------------------------
Bruce Bernstein, President

OMICRON CAPITAL, INC.

By: /s/ Bruce Bernstein
----------------------------
Bruce Bernstein, President

/s/ Bruce Bernstein
----------------------------
Bruce Bernstein

                                                            Page 17 of 17 Pages


/s/ Olivier Morali
----------------------------
Olivier Morali


WINCHESTER GLOBAL TRUST COMPANY LIMITED

By: /s/ Oskar P. Lewnowksi
----------------------------
Oskar P. Lewnowski, Chairman


/s/ Oskar P. Lewnowksi
----------------------------
Oskar P. Lewnowski